Exhibit 99.1

CureVac N.V., Tübingen, Germany

Annual General Meeting of Shareholders, June 24, 2021

Voting results – Overview

Agenda Item 3	Adoption of the annual accounts over the financial year 2020 - accepted
139.848.106	Number of shares for which valid votes were cast (= 75.1 % of the registered share capital)
139.701.145	Yes votes	99.9 % of the valid votes cast
5.162	No votes	0.0 % of the valid votes cast
Agenda Item 5	Appointment of Mr. Antony Blanc as managing director - accepted
139.848.260	Number of shares for which valid votes were cast (= 75.1 % of the registered share capital)
139.828.818	Yes votes	99.9 % of the valid votes cast
10.469	No votes	0.0 % of the valid votes cast
Agenda Item 6	Appointment of Mr. Klaus Edvardsen as managing director - accepted
139.848.106	Number of shares for which valid votes were cast (= 75.1 % of the registered share capital)
139.828.984	Yes votes	99.9 % of the valid votes cast
10.353	No votes	0.0 % of the valid votes cast
Agenda Item 7	Re-appointment of Mr. Pierre Kemula as managing director - accepted
139.848.106	Number of shares for which valid votes were cast (= 75.1 % of the registered share capital)
139.828.965	Yes votes	99.9 % of the valid votes cast
10.093	No votes	0.0 % of the valid votes cast
Agenda Item 9	Equity award to Mr. Jean Stéphenne as compensation for his services as supervisory director - accepted
139.848.106	Number of shares for which valid votes were cast (= 75.1 % of the registered share capital)
109.114.552	Yes votes	78.0 % of the valid votes cast
30.681.462	No votes	21.9 % of the valid votes cast

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CureVac N.V., Tübingen, Germany

Annual General Meeting of Shareholders, June 24, 2021

Agenda Item 10	Equity award to Mr. Ralf Clemens as compensation for his services as supervisory director – accepted
139.848.106	Number of shares for which valid votes were cast (= 75.1 % of the registered share capital)
109.312.264	Yes votes	78.1 % of the valid votes cast
30.483.567	No votes	21.8 % of the valid votes cast
Agenda Item 11	Release of managing directors from liability for the exercise of their duties during the financial year 2020 - accepted
139.848.106	Number of shares for which valid votes were cast (= 75.1 % of the registered share capital)
139.612.894	Yes votes	99.9 % of the valid votes cast
86.005	No votes	0.0 % of the valid votes cast
Agenda Item 12	Release of supervisory directors from liability for the exercise of their duties during the financial year 2020 - accepted
139.847.836	Number of shares for which valid votes were cast (= 75.1 % of the registered share capital)
139.612.426	Yes votes	99.9 % of the valid votes cast
88.620	No votes	0.0 % of the valid votes cast
Agenda Item 13	Authorization of the management board to acquire shares (or depository receipts for shares) in the Company's capital – rejected
139.848.106	Number of shares for which valid votes were cast (= 75.1 % of the registered share capital)
21.994.434	Yes votes	15.7 % of the valid votes cast
117.824.940	No votes	84.2 % of the valid votes cast
Agenda Item 14	Compensation of supervisory directors - accepted
139.847.806	Number of shares for which valid votes were cast (= 75.1 % of the registered share capital)
109.934.665	Yes votes	78.6 % of the valid votes cast
29.894.951	No votes	21.3 % of the valid votes cast

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CureVac N.V., Tübingen, Germany

Annual General Meeting of Shareholders, June 24, 2021

Agenda Item 15	Appointment of the external auditor for the financial year 2022 - accepted
139.848.106	Number of shares for which valid votes were cast (= 75.1 % of the registered share capital)
139.833.679	Yes votes	99.9 % of the valid votes cast
5.990	No votes	0.0 % of the valid votes cast

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